As filed with the Securities and Exchange Commission on May 31, 2018

1933 Act File No. 333-220691

1940 Act File No. 811-21519

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT of 1933 ☐
PRE-EFFECTIVE AMENDMENT NO. ☐
POST-EFFECTIVE AMENDMENT NO. 1 ☒
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☐
AMENDMENT NO. 10 ☒

EATON VANCE TAX-ADVANTAGED GLOBAL DIVIDEND OPPORTUNITIES FUND
(Exact Name of Registrant as Specified in Charter)

Two International Place, Boston, Massachusetts 02110
(Address of Principal Executive Offices)

(617) 482-8260
(Registrant’s Telephone Number)

Frederick S. Marius
Two International Place, Boston, Massachusetts 02110
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective (check appropriate box):

☐ When declared effective pursuant to Section 8(c)

Explanatory Note

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-220691) of Eaton Vance Tax-Advantaged Global Dividend Opportunities Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

ITEM 25.	FINANCIAL STATEMENTS AND EXHIBITS

(1)       FINANCIAL STATEMENTS:

Included in Part A:

Financial Highlights.

Included in Part B:

Registrant’s Certified Shareholder Report on Form N-CSR filed December 28, 2017 (Accession No. 0001193125-17-380304) and incorporated herein by reference.

_______________________________

(2)       EXHIBITS:

(a)	(1)	Agreement and Declaration of Trust dated February 27, 2004 filed as Exhibit (a) is incorporated herein by reference to the Registrant’s initial Registration Statement on Form N-2 (File Nos. 333-113177, 811-21519) as to the Registrant’s common shares of beneficial interest (“Common Shares”) filed with the Securities and Exchange Commission on March 1, 2004 (Accession No. 0000898432-04-000208) (“Initial Common Shares Registration Statement”).
	(2)	Amendment to Agreement and Declaration of Trust dated August 11, 2008 filed as Exhibit (a)(2) is incorporated herein by reference to the Registrant’s initial Shelf Registration Statement on Form N-2 (File Nos. 333-220691, 811-21519) as to the Registrant’s common shares of beneficial interest (“Common Shares”) filed with the Securities and Exchange Commission on September 28, 2017 (Accession No. 0000940394-17-001881) (“Initial Common Shares Registration Statement”).
(b)		Amended and Restated By-Laws dated April 23, 2012 filed as Exhibit (b) is incorporated herein by reference to the Registrant’s initial Shelf Registration Statement.
(c)		Not applicable.
(d)		Form of Specimen Certificate for Common Shares of Beneficial Interest filed as Exhibit (d)(1) is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registrant’s Initial Common Shares Registration Statement as filed with the Commission on March 25, 2004 (Accession No. 0000950135-04-001508) (“Pre-Effective Amendment No. 2 to the Registrant’s Initial Common Shares Registration Statement”).
(e)		Form of Dividend Reinvestment Plan filed as Exhibit (e) is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registrant’s Initial Common Shares Registration Statement.
(f)		Not applicable.
(g)	(1)	Investment Advisory Agreement between the Registrant and Eaton Vance Management dated March 15, 2004 filed as Exhibit (g)(1) is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registrant’s Initial Common Shares Registration Statement.
	(2)	Expense Reimbursement Arrangement dated March 15, 2004 filed as Exhibit (g)(2) is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registrant’s Initial Common Shares Registration Statement.
	(3)	Investment Sub-Advisory Agreement between Eaton Vance Management and Eaton Vance Management (International) Limited dated November 16, 2015 filed as Exhibit (g)(3) is incorporated herein by reference to the Registrant’s initial Shelf Registration Statement.
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(h)	(1)	Form of Underwriting Agreement filed as Exhibit (h)(1) is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registrant’s Initial Common Shares Registration Statement.
	(2)	Form of Master Agreement Among Underwriters filed as Exhibit (h)(2) is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registrant’s Initial Common Shares Registration Statement.
	(3)	Form of Master Selected Dealers Agreement filed as Exhibit (h)(3) is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registrant’s Initial Common Shares Registration Statement.
	(4)	Form of Distribution Agreement with respect to the Rule 415 shelf offering filed as Exhibit (h)(4) is incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Shelf Registration Statement filed with the Commission on April 5, 2018 (Accession No. 000940394-18-000648) (“Form of Distribution Agreement”).
	(5)	Form of Sub-Placement Agent Agreement between Eaton Vance Distributors, Inc. and UBS Securities LLC filed as Exhibit (h)(5) is incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Shelf Registration Statement filed with the Commission on April 5, 2018 (Accession No. 000940394-18-000648) (“Form of Sub-Placement Agent Agreement”).
(i)		The Securities and Exchange Commission has granted the Registrant an exemptive order that permits the Registrant to enter into deferred compensation arrangements with its independent Trustees. See in the matter of Capital Exchange Fund, Inc., Release No. IC- 20671 (November 1, 1994).
(j)	(1)	Amended and Restated Master Custodian Agreement between Eaton Vance Funds and State Street Bank & Trust Company dated September 1, 2013 filed as Exhibit (g)(1) is incorporated herein by reference to Post-Effective Amendment No. 211 of Eaton Vance Mutual Funds Trust (File Nos. 002-90946, 811-04015) filed September 24, 2013 (Accession No. 0000940394-13-001073).
	(2)	Amended and Restated Services Agreement with State Street Bank & Trust Company dated September 1, 2010 filed as exhibit (g)(2) is incorporated herein by reference to Post-Effective Amendment No. 108 of Eaton Vance Special Investment Trust (File Nos. 02-27962, 811-1545) filed September 27, 2010 (Accession No. 0000940394-10-001000).
	(3)	Amendment Number 1 dated May 16, 2012 to Amended and Restated Services Agreement with State Street Bank & Trust Company dated September 1, 2010 filed as Exhibit (g)(3) is incorporated herein by reference to Post-Effective Amendment No. 39 of Eaton Vance Municipals Trust II (File Nos. 033-71320, 811-08134) filed May 29, 2012 (Accession No. 0000940394-12-000641).
	(4)	Amendment dated September 1, 2013 to Amended and Restated Services Agreement with State Street Bank & Trust Company filed as Exhibit (g)(4) is incorporated herein by reference to Post-Effective Amendment No. 211 of Eaton Vance Mutual Funds Trust (File Nos. 002-90946, 811-04015) filed September 24, 2013 (Accession No. 0000940394-13-001073).
(k)	(1)	Transfer Agency and Services Agreement dated February 5, 2007 between American Stock Transfer & Trust Company and each Registered Investment Company listed on Exhibit 1 filed as Exhibit (k)(1) is incorporated herein by reference to Pre-Effective Amendment No. 3 to the initial Registration Statement on Form N-2 of Eaton Vance Tax-Managed Global Diversified Equity Income Fund (File Nos. 333-138318, 811-21973) filed February 21, 2007 (Accession No. 0000950135- 07- 000974).
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	(2)	Amendment dated April 21, 2008 to Transfer Agency and Services Agreement dated February 5, 2007 between American Stock Transfer & Trust Company and each Registered Investment Company listed on Exhibit 1 filed as Exhibit (k)(1) is incorporated herein by reference to Pre-Effective Amendment No. 1 to the initial Registration Statement on Form N-2 of Eaton Vance National Municipal Opportunities Trust (File Nos. 333-156948, 811-22269) filed April 21, 2009 (Accession No. 0000950135- 09- 083055).
	(3)	Amendment dated June 13, 2012 to Transfer Agency and Services Agreement dated February 5, 2007 between American Stock Transfer & Trust Company and each Registered Investment Company listed on Exhibit 1 filed as Exhibit (k)(1) is incorporated herein by reference to Pre-Effective Amendment No. 2 to the initial Registration Statement on Form N-2 of Eaton Vance High Income 2021 Target Term Trust (File Nos. 333-209436, 811-23136) filed April 25, 2016 (Accession No. 0000950135- 16- 552383).
	(4)	Amended and Restated Administrative Services Agreement dated August 6, 2012 between the Registrant and Eaton Vance Management filed as Exhibit (k)(4) is incorporated herein by reference to the Registrant’s initial Shelf Registration Statement.
	(5)	Form of Shareholder Servicing Agreement filed as Exhibit (k)(4) is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registrant’s Initial Common Shares Registration Statement.
	(6)	Form of Additional Compensation Agreement filed as Exhibit (k)(5) is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registrant’s initial Common Shares Registration Statement.
(l)		Opinion of Internal Counsel filed herewith.
(m)		Not applicable.
(n)		Consent of Independent Registered Public Accounting Firm incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Shelf Registration Statement filed with the Commission on May 25, 2018 (Accession No. 000940394-18-001014).
(o)		Not applicable.
(p)		Letter Agreement with Eaton Vance Management dated April 23, 2004 filed as Exhibit (p) is incorporated herein by reference to Pre-Effective Amendment No. 3 to the Registrant’s Initial Common Shares Registration Statement.
(q)		Not applicable.
(r)		Code of Ethics adopted by the Eaton Vance Entities and the Eaton Vance Funds effective September 1, 2000, as revised February 8, 2017 filed as Exhibit (r) to Post-Effective Amendment No. 1 on Form N-2 of Eaton Vance Senior Floating-Rate Trust (File Nos. 333-207589, 811-21411) filed February 23, 2017 (Accession No. 0000940394-17-000321) and incorporated herein by reference.
(s)		Power of Attorney dated October 17, 2017 filed as Exhibit (s) is incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Shelf Registration Statement filed with the Commission on April 5, 2018 (Accession No. 000940394-18-000648).
ITEM 26.	MARKETING ARRANGEMENTS

See Form of Distribution Agreement with respect to the Rule 415 shelf offering.

See Form of Sub-Placement Agent Agreement between Eaton Vance Distributors, Inc. and UBS Securities LLC.

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ITEM 27.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The approximate expenses in connection with the offering are as follows:

Registration and Filing Fees	$ 5,434
FINRA Fees	$ 6,543
New York Stock Exchange Fees	$ 25,762
Costs of Printing and Engraving	$ 0
Accounting Fees and Expenses	$ 4,100
Legal Fees and Expenses	$ 7,359
Total	$ 49,198

ITEM 28.	PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

None.

ITEM 29.	NUMBER OF HOLDERS OF SECURITIES

Set forth below is the number of record holders as of April 30, 2018, of each class of securities of the Registrant:

Title of Class	Number of Record Holders
Common Shares of Beneficial interest, par value $0.01 per share	12,217
ITEM 30.	INDEMNIFICATION

The Registrant's By-Laws, filed in the Registrant’s Initial Common Shares Registration Statement filed in Pre-Effective Amendment No. 1 contain and the form of Underwriting Agreement filed in Pre-Effective Amendment No. 2 contains provisions limiting the liability, and providing for indemnification, of the Trustees and officers under certain circumstances.

Registrant's Trustees and officers are insured under a standard investment company errors and omissions insurance policy covering loss incurred by reason of negligent errors and omissions committed in their official capacities as such. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in this Item 30, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 31.	BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

Reference is made to: (i) the information set forth under the caption “Investment advisory and other services” in the Statement of Additional Information; (ii) the Eaton Vance Corp. 10-K filed under the Securities Exchange Act of 1934 (File No. 001-8100); and (iii) the Form ADV of Eaton Vance Management (File No. 801-15930) and Eaton Vance Management (International) Limited (File No. 801-106753) filed with the Commission, all of which are incorporated herein by reference.

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ITEM 32.	LOCATION OF ACCOUNTS AND RECORDS

All applicable accounts, books and documents required to be maintained by the Registrant by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are in the possession and custody of the Registrant's custodian, State Street Bank and Trust Company, State Street Financial Center, One Lincoln Street, Boston, MA 02111, and its transfer agent, American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, NY 11219, with the exception of certain corporate documents and portfolio trading documents which are in the possession and custody of Eaton Vance Management, Two International Place, Boston, MA 02110. Registrant is informed that all applicable accounts, books and documents required to be maintained by registered investment advisers are in the custody and possession of Eaton Vance Management, located at Two International Place, Boston, MA 02110 and Eaton Vance Management (International) Limited located at 125 Old Broad Street, London, EC2N 1AR.

ITEM 33.	MANAGEMENT SERVICES

Not applicable.

ITEM 34.	UNDERTAKINGS

1.       The Registrant undertakes to suspend offering of Common Shares until the prospectus is amended if (1) subsequent to the effective date of this Registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of this Registration Statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.       Not applicable.

3.       Not applicable.

4.       The Registrant undertakes to

(a)       file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)       to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)       to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(3)       to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)       that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)       to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)       that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectus filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

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(e)       that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)       any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

(2)       the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)       any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.       The Registrant undertakes that:

(a)       for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective; and

(b)       for the purpose of determining any liability under the Securities Act, each post- effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6.       The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of an oral or written request, its Statement of Additional Information.

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NOTICE

A copy of the Agreement and Declaration of Trust of Eaton Vance Tax-Advantaged Global Dividend Opportunities Fund is on file with the Secretary of State of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Registrant by an officer of the Registrant as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders individually, but are binding only upon the assets and property of the Registrant.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended and the Investment Company Act of 1940, as amended the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Boston and the Commonwealth of Massachusetts, on the 31st day of May, 2018.

EATON VANCE TAX-ADVANTAGED GLOBAL DIVIDEND OPPORTUNITIES FUND

By:	/s/ Edward J. Perkin
Edward J. Perkin, President

Pursuant to the requirements of the Securities Act of 1933, as amended this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title

/s/ Edward J. Perkin	President (Chief Executive Officer)
Edward J. Perkin

/s/ James F. Kirchner	Treasurer (Principal Financial and Accounting Officer)
James F. Kirchner

Signature	Title	Signature	Title

Thomas E. Faust Jr.*	Trustee	William H. Park*	Trustee
Thomas E. Faust Jr.		William H. Park

Mark R. Fetting*	Trustee	Helen Frame Peters*	Trustee
Mark R. Fetting		Helen Frame Peters

Cynthia E. Frost*	Trustee	Susan J. Sutherland*	Trustee
Cynthia E. Frost		Susan J. Sutherland

George J. Gorman*	Trustee	Harriett Tee Taggart*	Trustee
George J. Gorman		Harriett Tee Taggart

Valerie A. Mosley*	Trustee	Scott E. Wennerholm*	Trustee
Valerie A. Mosley		Scott E. Wennerholm

*By:	/s/ Maureen A. Gemma
Maureen A. Gemma (As attorney-in-fact)

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INDEX TO EXHIBITS

Exhibit No.	Description
(l)	Opinion of Internal Counsel

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